Greenwave Technology Solutions, Inc.

4016 Raintree Road, Ste 300

Chesapeake, Virginia 23323

September 21, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re: Delaying Amendment for Greenwave Technology Solutions, Inc. Registration Statement on Form S-1 (File No. 333-299026)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-1 (File No. 333-299026) filed with the Securities and Exchange Commission (the “Commission”) by Greenwave Technology Solutions, Inc. on September 18, 2026 (the “Registration Statement”). Pursuant to Rule 473(c) of the Securities Act of 1933, as amended (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.”

No fees are required in connection with this filing. If you have any questions or comments in connection with this delaying amendment, please contact our legal counsel, Pryor Cashman LLP, Attention: M. Ali Panjwani (+1 212-421-4100), email: mpanjwani@pryorcashman.com.

Sincerely,

GREENWAVE TECHNOLOGY SOLUTIONS, INC.

By:	/s/ Danny Meeks
Name:	Danny Meeks
Title:	Chief Executive Officer

cc:	M. Ali Panjwani, Pryor Cashman LLP